SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman, Donald R. Rogers, Karl L. Ecker†, David A. Pordy+, David D. Freishtat, Martin P. Schaffer, Christopher C. Roberts, Jeffrey A. Shane, Edward M. Hanson, Jr., David M. Kochanski, James M. Kefauver†, Robert B. Canter, Daniel S. Krakower, Kevin P. Kennedy, Alan B. Sternstein, Nancy P. Regelin, Samuel M. Spiritos+

Martin Levine, Worthington H. Talcott, Jr.+, Fred S. Sommer, Morton A. Faller, Alan S. Tilles, James M. Hoffman, Michael V. Nakamura, Jay M. Eisenberg+, Douglas K. Hirsch, Ross D. Cooper, Glenn C. Etelson, Karl J. Protil, Jr.+, Timothy Dugan+, Kim Viti Fiorentino, Sean P. Sherman+, Gregory D. Grant+, Jacob S. Frankel•

Rebecca Oshoway, Michael J. Froehlich, William C. Davis, III, Patrick M. Martyn, Sandy David Baron, Christine M. Sorge, Michael L. Kabik, Jeffrey W. Rubin, Simon M. Nadler, D. Museles

Gary I. Horowitz, Cara A. Frye•, Heather L. Howard, Stephen A. Metz, Hong Suk "Paul" Chung, Patrick J. Howley, Carmen J. Morgan•, Kristin E. Draper•, Heather L. Spurrier•, André L. Brady, Melissa G. Bernstein, Patricia Teck, Robert L. Ritter°, Ginsberg, r, meron•, koff

Erin J. Ashbarry
Of Counsel
Larry N. Gandal, Leonard R. Goldstein, Richard P. Meyer°, Larry A. Gordon•, David E. Weisman, Lawrence Eisenberg, Deborah L. Moran, Scott D. Field, Jeannie Eun Cho
Special Counsel
Philip R. Hochberg°

Maryland and D.C. except as noted:
+ Virginia also ° D.C. only
• Maryland only † Retired


05006342

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

March 3, 2005

SUPPL

RECEIVED
2005 MAR -9 A 11:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

March 3, 2005 Stock Exchange Announcement – Notification of Substantial Shareholder
March 3, 2005 Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

3/15

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-61.doc
T: 031505

REG-Electrocomponents Holding(s) in Company

RNS Number:3150J
Electrocomponents PLC
03 March 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 2nd March 2005 in accordance with Section 198 of the Companies Act that as at the close of business on 24 February 2005, UBS AG, acting through it's business group and legal entities detailed below, had an interest in 52,198,887 Ordinary shares of Electrocomponents PLC representing a total of 11.99% of the total issued share capital of the Company.

	Number of Shares	% held
MATERIAL		
UBS Global Asset Management Life Limited	1,818,197	0.4
UBS AG London Branch	875,057	0.2
NON MATERIAL		
UBS Global Asset (UK) Management	24,009,926	5.5
UBS Global Asset Management	20,339,129	4.7
UBS Wealth Management and Business Banking	86,000	0.02
UBS Laing and Cruikshank Limited	5,064,578	1.16
UBS AG Jersey Branch	6,000	0.00
UBS AG TOTAL	52,198,887	11.99

CARMELINA CARFORA

Group Company Secretary

3 March 2005

RNS Number:3136J
Electrocomponents PLC
03 March 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 2nd March 2005 in accordance with Section 198 of the Companies Act that as at the close of business on 23 February 2005, UBS AG, acting through it's business group and legal entities detailed below, had an interest in 52,309,238 Ordinary shares of Electrocomponents PLC representing a total of 12.02% of the total issued share capital of the Company.

	Number of Shares	% held
MATERIAL		
UBS Global Asset Management Life Limited	1,818,197	0.4
UBS AG London Branch	895,158	0.2
NON MATERIAL		
UBS Global Asset (UK) Management	22,191,729	5.1
UBS Global Asset Management	22,247,576	5.1
UBS Wealth Management and Business Banking	86,000	0.02
UBS Laing and Cruikshank Limited	5,064,578	1.2
UBS AG Jersey Branch	6,000	0.00
UBS AG TOTAL	52,309,238	12.02

CARMELINA CARFORA
Group Company Secretary
3 March 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLUUUMWWUPAGAW